                                                                     Exhibit 99A


                                                     Cleveland-Cliffs Inc
                                                     1100 Superior Avenue
NEWS RELEASE                                         Cleveland, Ohio  44114-2589
--------------------------------------------------------------------------------

                            CLEVELAND-CLIFFS REPORTS
                           THIRD QUARTER 2002 RESULTS

         Cleveland, OH - October 23, 2002 - Reflecting a significant non-cash charge in the quarter, Cleveland-Cliffs Inc (NYSE:CLF) today reported a net loss of $92.2 million, or $9.12 per share (all per share amounts are "diluted"), for the third quarter, and a net loss of $104.4 million, or $10.32 per share, for the first nine months. The net loss for both periods included the previously announced $95.7 million charge to impair the Company's investment in Cliffs and Associates Limited (CAL). Excluding the special charge, net income was $3.5 million, or $.34 per share, in the third quarter and the nine-month net loss was $8.7 million, or $.86 per share.

         In 2001, Cliffs recorded a net loss of $1.7 million, or $.16 per share, in the third quarter and a net loss of $17.1 million, or $1.69 per share, for the first nine months. Excluding the cumulative effect of an accounting change, the nine-month loss was $26.4 million, or $2.61 per share. In 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of pension expense.

           Following is a summary of results:

                                                                   (IN MILLIONS, EXCEPT PER SHARE)
                                                    ---------------------------------------------------------------
                                                            THIRD QUARTER                  FIRST NINE MONTHS
                                                    ------------------------------    -----------------------------
                                                        2002             2001            2002             2001
                                                    --------------    ------------    -----------     -------------
   Income (Loss) Before Special
        Item and Cumulative
        Effect of Accounting Change:
                   Amount                               $ 3.5         $ (1.7)         $   (8.7)       $   (26.4)
                   Per Share                              .34           (.16)             (.86)           (2.61)

   Special Item:
                    Amount                              (95.7)             -             (95.7)               -
                    Per Share                           (9.46)             -             (9.46)               -
                                                    --------------    ------------    -----------     -------------

   (Loss) Before Cumulative
        Effect of Accounting Change:
                    Amount                              (92.2)          (1.7)           (104.4)           (26.4)
                    Per Share                           (9.12)          (.16)           (10.32)           (2.61)

   Cumulative Effect of
        Accounting Change:
                   Amount                                  --             --                --              9.3
                   Per Share                               --             --                --              .92
                                                    --------------    ------------    -----------     -------------

   Net (Loss):
                    Amount                              (92.2)          (1.7)           (104.4)           (17.1)
                    Per Share                           (9.12)          (.16)           (10.32)           (1.69)


         The improvement in 2002 third quarter and nine-month results before the special item and the cumulative effect of an accounting change was primarily due to higher pellet sales and production volume, a decrease in the operating loss from CAL, and insurance claim recoveries. Iron ore pellet sales volume was up by 72 percent in the third quarter and 79 percent in the first nine months. Cliffs' share of pellet production at managed-mines was up 91 percent in the quarter and 54 percent for the first nine months. Partly offsetting were lower royalties and management fees, and higher administrative costs in 2002.

         Fixed costs related to production curtailments, which are included in cost of goods sold and operating expenses, were approximately $4 million in the third quarter of 2002, due to the idling of the Empire Mine in July, versus $10 million in 2001. Costs of production curtailments in nine-month results were $21 million in 2002 and $35 million in 2001.

         Lower royalty and management fee income from partners was due mainly to the extended shutdown of operations at the Empire Mine in 2002, and Cliffs' increased ownership of the Tilden Mine in 2002. Higher administrative costs in 2002 are primarily due to increased pension and medical expenses and the impact of Cliffs' stock price on certain incentive compensation plans.

SPECIAL ITEM - IMPAIRMENT OF INVESTMENT IN CAL

         In September 2002, Cliffs impaired its investment in CAL's HBI plant in Trinidad by $121.5 million, or $95.7 million net of the minority interest, after concluding that projected future cash flows would no longer exceed Cliffs' investment. The impairment was recognized by a writedown of the investment to fair value. There was no tax benefit recorded as an offset to the charge. In the third quarter, Cliffs established a $33.5 million valuation reserve for deferred taxes related to the asset impairment charge for CAL. The deferred tax valuation reserve will be re-evaluated in future periods, and a benefit will be recorded upon realization of the deferred tax assets or the reversal of the valuation reserve.

         No decision has been made with respect to the future of the HBI plant, and it will be well maintained in its idle condition until a decision is made. Options under consideration include permanent closure, restart at a later date, or potential sale, although any realized sale value would likely be minimal. If the decision were made to permanently close the plant, there are supply inventories and other current assets of approximately $10 million, that would be written down to net realizable value. There could also be additional shutdown costs, currently not expected to exceed $30 million. Cliffs and Lurgi Metallurgie GmbH, owner of the other 18 percent of CAL, expect to resolve the future of CAL in the next couple of months.

LIQUIDITY

         At September 30, 2002, Cliffs had $186 million of cash and cash equivalents. At the end of September, there was $100 million borrowed under an unsecured revolving credit facility and $70 million outstanding under senior unsecured notes due in

December 2005. Subsequently, Cliffs repaid the $100 million borrowed under the revolving credit facility and terminated the agreement. Due to the sharp decline in the market value of the Company's pension fund assets thus far in 2002, and the projected decline of interest rates used in discounting benefit liabilities, pension assets at the end of 2002 are expected to be significantly less than the accumulated benefit obligation at year-end. When this situation exists, a direct, non-cash charge against shareholders' equity is required to recognize the underfunding. The non-cash charge does not run through the income statement, and in concept, represents the current state of the plans as if they were frozen in time. The charge does not affect pension funding requirements in the near-term. Based on current asset values, the charge against equity at the end of 2002 is expected to be between $100 and $125 million. This charge would cause a violation of one of the financial covenants in Cliffs' senior unsecured note agreement at year-end. The Company is seeking a satisfactory resolution of the anticipated violation with the noteholders.

IRON ORE ACTIVITIES

         Iron ore pellet sales in the third quarter of 2002 were 5.0 million tons compared to 2.9 million tons in 2001. Nine-month sales were 10.2 million tons in 2002 versus 5.7 million tons in 2001. A significant portion of the increase in both periods was the sale of pellets to Algoma Steel under a new sales arrangement which replaced Algoma's prior equity interest in the Tilden Mine. The balance represented additional sales to other customers, including sales under a new agreement with International Steel Group.

         Iron ore pellet production at Cliffs-managed mines increased to 7.5 million tons in the third quarter of 2002 from 6.4 million tons in 2001. Cliffs' share of third quarter production was 2.0 million tons above last year. Following is a summary of production tonnage for the third quarter and the first nine months, and the current forecast for the full year, comparative with 2001:

                                                                   (TONS IN MILLIONS)
                                     --------------------------------------------------------------------------------
                                          3RD QUARTER                 NINE MONTHS                  FULL YEAR
                                     -----------------------    ------------------------    -------------------------
                                        2002         2001          2002          2001         2002 E          2001
                                     -----------    --------    -----------    ---------    ------------    ---------
Empire                                  1.0           1.3           2.1           4.6            3.7           5.7
Tilden                                  2.0           1.8           5.8           4.5            7.8           6.4
                                     -----------    --------    -----------    ---------    ------------    ---------
    Michigan Mines                      3.0           3.1           7.9           9.1           11.5          12.1
Hibbing                                 2.1           1.2           5.5           4.0            7.5           6.1
Northshore                              1.1            .9           2.9           2.6            4.2           2.8
Wabush                                  1.3           1.2           3.2           4.1            4.5           4.4
                                     -----------    --------    -----------    ---------    ------------    ---------
       Total                            7.5           6.4          19.5          19.8           27.7          25.4
                                     ===========    ========    ===========    =========    ============    =========

Cliffs' Share of Total                  4.2           2.2          10.5           6.8           14.7           7.8
                                     ===========    ========    ===========    =========    ============    =========

         The Empire Mine was idle for the entire first quarter of 2002 and resumed production in April. Empire was temporarily idled again in July for planned maintenance and vacation scheduling. There were no other production curtailments in the third quarter, and there are no curtailments scheduled for the remainder of the year.

         The significant increase in Cliffs' share of production is mainly due to the Company's increased ownership of Tilden and the higher production level at Tilden in 2002. Partly offsetting was a decrease in pellets from Empire. In July, Cliffs acquired an additional 8 percent interest in the Hibbing Mine from Bethlehem Steel Corporation for the assumption of on-going net mine liabilities associated with the interest. This acquisition raised Cliffs' ownership from 15 percent to 23 percent, and increased Cliffs' share of Hibbing's annual production capacity by 600,000 tons.

         Cliffs is currently working on a number of mine planning studies to determine the future of the Empire Mine. The mine has recently incurred higher costs principally due to lower quality ore and higher employee benefit costs. While these mine studies have not been completed, the life of the Empire Mine could be shortened and may require an impairment charge for all or some portion of Cliffs' investment in Empire. If Cliffs were to record an impairment charge for its entire investment in the mine, the potential impact would be in the $40 million to $50 million range. This charge assumes the continuing operation of the mine. Cliffs is currently in discussions with Ispat International N.V., the other owner of the Empire Mine, regarding the operation of the mine beyond 2002. There would be substantial additional costs associated with closure of the mine. The Company does not expect closure to occur in the near-term.

FERROUS METALLICS ACTIVITIES

         CAL remained idle during the first nine months of 2002 due to weak market conditions. Cliffs' share of CAL pre-tax idle costs was $2.7 million in the third quarter and $7.4 million in the first nine months. Depreciation expense included in the third quarter and nine-month idle costs was $.5 million and $1.6 million, respectively. The Company's share of CAL's pre-tax loss in 2001 was $4.7 million in the third quarter and $14.6 million in the first nine months.

OUTLOOK

         John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "While we are confronting a number of significant challenges, our business fundamentals are strong and improving. Our pellet sales forecast for 2002 is about 15 million tons, which is a record for Cliffs and about 85 percent of our current capacity. All of our mines have been operating at capacity since August 1st. We expect our year-end inventory will be essentially unchanged from the beginning of the year; however, based on our new business model, most of this tonnage will be sold in the first quarter of 2003. Our projected sales volume for 2003 should allow us to operate at capacity levels next year, subject to a mutually acceptable agreement with Ispat on the operation of the Empire Mine."

         Brinzo added, "We have intensified our focus on cost reduction in every phase of our business to improve profit margins and the competitive position of all our mines. Our cost reduction initiatives, which are being managed through a corporate wide program termed "ForCE 21", have produced results in a number of areas, and we are committed to further improvements through this program."


                       * * * * * * * * * * * * * * * * * *

         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

         This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

         Actual results may differ materially from such statements for a variety of factors. The Company is currently seeking to renegotiate its existing senior notes. The ability to reach an agreement and the timing, terms and effect of any renegotiation with the senior noteholders is uncertain. The Company will also seek additional sources of financing, achievement of which is uncertain. If the Company cannot reach agreement with its existing senior noteholders with respect to a covenant amendment or waiver or secure alternative sources of liquidity to replace the senior notes, the Company may be forced to seek protection under the bankruptcy laws. Other risks and uncertainties include: the estimate concerning the shut-down costs of the CAL facility may differ significantly from actual results should the facility actually be closed because of the effects of timing as well as of unforeseen costs; the ultimate impact of the impairment of the Company's investment in CAL may be reduced in the event that the actual market value of the investment is greater than zero; the Company's estimates related to the additional minimum liability for the defined pension benefit plans may differ significantly from the actual amounts due to actual returns on plan assets, changes in interest rates, and other actuarial assumptions; the estimate concerning the potential impairment charge relating to the Empire Mine depends on a determination that impairment has occurred and may differ significantly from the actual impairment charge because of timing, changes in economic conditions, changes in the estimates of mine life, mine closure costs, an acceptable operating arrangement with the other Empire partner, and other factors; and the expectations for sales and mine operations this year and in 2003 may differ significantly from actual results because of demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational factors, electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U. S. Bankruptcy Code or similar statutes in other countries; events or circumstances that could impair or adversely impact the viability of a mine or other operation and the carrying value of associated assets; and changes in domestic or international economic and political conditions.


          Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

         Cliffs will host a conference call on third quarter 2002 results tomorrow, October 24, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' website at http://www.cleveland-cliffs.com. A replay of the call will be available on the website for 30 days. Cliffs will file its third quarter 10-Q Report with the Securities and Exchange Commission on October 24. For a more complete discussion of operations and financial position, please refer to the 10-Q Report.

Contacts:
---------

Media: Ralph S. Berge, (216) 694-4870
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

                               CLEVELAND-CLIFFS INC

                       STATEMENT OF CONSOLIDATED OPERATIONS


                                                                                     Three Months           Nine Months
                                                                                  Ended September 30,    Ended September 30,
                                                                               -----------------------   ------------------------
(In Millions Except Per Share Amounts)                                            2002         2001          2002        2001
--------------------------------------                                         ----------   ----------   -----------   ----------
REVENUES
     Product sales and services
         Iron ore                                                              $   170.8     $  103.5      $  354.6      $ 203.5
         HBI                                                                                      4.9                        8.6
                                                                               ----------   ----------   -----------   ----------
             Total                                                                 170.8        108.4         354.6        212.1
         Freight and minority interest                                              26.3          5.6          50.1          9.6
                                                                               ----------   ----------   -----------   ----------
             Total product sales and services                                      197.1        114.0         404.7        221.7
     Royalties and management fees                                                   3.4          7.7           8.0         22.5
                                                                               ----------   ----------   -----------   ----------
             Total operating revenues                                              200.5        121.7         412.7        244.2
     Interest income                                                                 1.4           .8           3.4          2.8
     Other income                                                                    5.8          3.8          11.7          8.4
                                                                               ----------   ----------   -----------   ----------
                                                               TOTAL REVENUES      207.7        126.3         427.8        255.4

COSTS AND EXPENSES
     Cost of goods sold and operating expenses
         Iron ore                                                                  191.1        112.0         414.0        248.1
         HBI                                                                                     10.7                       21.0
                                                                               ----------   ----------   -----------   ----------
             Total                                                                 191.1        122.7         414.0        269.1
     Impairment of investment in Cliffs and Associates Limited                     121.5                      121.5
     Idle expense and pre-operating loss of
         Cliffs and Associates Limited                                               3.4                        9.4          5.8
     Administrative, selling and general expenses                                    5.2          3.9          16.0         11.9
     Interest expense                                                                2.0          2.8           5.6          7.4
     Other expenses                                                                  1.3           .9           4.5          4.8
                                                                               ----------   ----------   -----------   ----------
                                                     TOTAL COSTS AND EXPENSES      324.5        130.3         571.0        299.0
                                                                               ----------   ----------   -----------   ----------

LOSS BEFORE INCOME TAXES,
     MINORITY INTEREST AND CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE                                                  (116.8)        (4.0)       (143.2)       (43.6)
INCOME TAXES (CREDIT)                                                                1.9         (1.1)        (11.0)       (13.4)
                                                                               ----------   ----------   -----------   ----------

LOSS BEFORE MINORITY INTEREST
     AND CUMULATIVE EFFECT OF
     ACCOUNTING CHANGE                                                            (118.7)        (2.9)       (132.2)       (30.2)
MINORITY INTEREST                                                                   26.5          1.2          27.8          3.8
                                                                               ----------   ----------   -----------   ----------

LOSS BEFORE CUMULATIVE
     EFFECT OF ACCOUNTING CHANGE                                                   (92.2)        (1.7)       (104.4)       (26.4)
CUMULATIVE EFFECT OF ACCOUNTING
     CHANGE - NET OF $5.0 TAX                                                                                                9.3
                                                                               ----------   ----------   -----------   ----------

NET LOSS                                                                       $   (92.2)    $   (1.7)     $ (104.4)     $ (17.1)
                                                                               ==========   ==========   ===========   ==========

NET LOSS PER COMMON SHARE
     Basic and Diluted
         Before cumulative effect of accounting change                         $   (9.12)    $   (.16)     $ (10.32)     $ (2.61)
         Cumulative effect of accounting change - net of tax                                                                 .92
                                                                               ----------  -----------   -----------    ----------
                 Net loss                                                      $   (9.12)    $   (.16)     $ (10.32)     $ (1.69)
                                                                               ==========  ===========   ===========    ==========

AVERAGE NUMBER OF SHARES
     Basic                                                                          10.1         10.1          10.1         10.1
     Diluted                                                                        10.1         10.1          10.1         10.1

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                         Three Months                     Nine Months
                                                                      Ended September 30,             Ended September 30,
                                                                  ----------------------------    -----------------------------
(In Millions, Brackets Indicate Decrease in Cash)                     2002           2001             2002            2001
-------------------------------------------------                 -------------  -------------    --------------  -------------
OPERATING ACTIVITIES
     Net loss                                                          $ (92.2)        $ (1.7)          $(104.4)       $ (17.1)
     Impairment of investment in
         Cliffs and Associates Limited                                   121.5                            121.5
     Depreciation and amortization:
         Consolidated                                                      6.7            3.7              19.1           11.5
         Share of associated iron ore ventures                             2.2            2.7               6.2            8.2
     Gain on sale of assets                                               (1.3)          (2.6)             (5.1)          (5.1)
     Deferred income taxes                                                 1.7            (.2)             (1.7)          (6.2)
     Minority interest in Cliffs and Associates Limited                  (25.8)          (1.2)            (27.8)          (3.8)
     Cumulative effect of accounting change -
         net of $5.0 tax                                                                                                  (9.3)
     Other                                                                  .4            1.3                .1            2.6
                                                                  -------------  -------------    --------------  -------------
         Total before changes in operating
            assets and liabilities                                        13.2            2.0               7.9          (19.2)
     Changes in operating assets and liabilities                          45.2           37.8              28.5          (12.8)
                                                                  -------------  -------------    --------------  -------------
            Net cash from (used by) operating activities                  58.4           39.8              36.4          (32.0)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated:
            Cliffs and Associates Limited                                                 (.5)                            (6.0)
            All other                                                     (1.8)            .3              (7.1)          (2.6)
         Share of associated iron ore ventures                             (.7)          (1.2)             (1.7)          (2.1)
     Investment in steel companies equity and debt                       (14.4)                           (27.4)
     Investment in power-related joint venture                                                             (6.0)
     Proceeds from sale of assets                                          1.4            7.8               6.7           10.5
     Other                                                                                                                 (.4)
                                                                  -------------  -------------    --------------  -------------
            Net cash from (used by) investing activities                 (15.5)           6.4             (35.5)           (.6)

FINANCING ACTIVITIES
     Borrowings under revolving credit facility                                                                          100.0
     Contributions by minority shareholders                                 .1             .5                .8            7.0
     Dividends                                                                           (1.0)                            (3.1)
                                                                  -------------  -------------    --------------  -------------
            Net cash from (used by) financing activities                    .1            (.5)               .8          103.9
                                                                  -------------  -------------    --------------  -------------

INCREASE IN CASH AND CASH EQUIVALENTS                                   $ 43.0         $ 45.7           $   1.7        $  71.3
                                                                  =============  =============    ==============  =============

                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                                                      (In Millions)
                                                                                            -------------------------------------
                                                                                             Sept. 30,      Dec. 31,     Sept. 30,
                                                                                               2002          2001         2001
                                                                                            ----------   -----------   ----------
                                              ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                               $ 185.5       $ 183.8      $ 101.2
      Trade accounts receivable - net                                                            22.0          19.9         28.3
      Receivables from associated companies                                                       9.4          12.1         14.1
      Inventories
           Product                                                                               99.1          84.8        127.8
           Supplies and other                                                                    55.8          29.0         22.8
      Deferred and refundable income taxes                                                        4.4          20.9         21.9
      Other                                                                                      12.8          12.2         13.5
                                                                                            ----------   -----------   ----------
                                                                 TOTAL CURRENT ASSETS           389.0         362.7        329.6
PROPERTIES - NET                                                                                278.2         260.3        264.3
INVESTMENTS IN ASSOCIATED IRON ORE VENTURES                                                      14.1         131.7        134.9
OTHER ASSETS                                                                                    111.6          70.3         66.5
                                                                                            ----------   -----------   ----------
                                                                         TOTAL ASSETS         $ 792.9       $ 825.0      $ 795.3
                                                                                            ==========   ===========   ==========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Borrowings under revolving credit facility                                              $ 100.0       $ 100.0      $ 100.0
      Accounts payable and accrued expenses                                                     135.2          73.8         73.9
      Payables to associated companies                                                           10.8          16.0         19.4
                                                                                            ----------   -----------   ----------

                                                            TOTAL CURRENT LIABILITIES           246.0         189.8        193.3
LONG-TERM DEBT                                                                                   70.0          70.0         70.0
POSTEMPLOYMENT BENEFIT LIABILITIES                                                               99.0          69.2         65.6
ENVIRONMENTAL AND CLOSURE OBLIGATIONS                                                            57.5          59.2         16.9
OTHER LIABILITIES                                                                                22.5          36.7         40.5
                                                                                            ----------   -----------   ----------
                                                                                                495.0         424.9        386.3
MINORITY INTEREST
      Cliffs and Associates Limited                                                                            25.9         27.1
      Tilden Mining Company L.C.                                                                 25.7
SHAREHOLDERS' EQUITY                                                                            272.2         374.2        381.9
                                                                                            ----------   -----------   ----------
                                           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 792.9       $ 825.0      $ 795.3
                                                                                            ==========   ===========   ==========

-------------------------------------------------------------------------------

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. On January 31, 2002, Cliffs acquired Algoma Steel's 45 percent interest in the Tilden Mine, which increased Cliffs' ownership of Tilden from 40 percent to 85 percent. As a result of this transaction, Tilden became a consolidated subsidiary of Cliffs. Stelco, Inc. remains the owner of the other 15 percent of Tilden. In comparing the consolidated statement of financial position at September 30, 2002 and December 31, 2001, there are significant changes that are mainly due to the full consolidation of Tilden versus accounting for Tilden by the equity method. Consolidation of Tilden also increases sales revenues and cost of goods sold to account for Tilden cost reimbursements from the minority owner.

2. Royalties and fees paid by Cliffs as a partner in the mines, which were previously reported in both revenues and cost of goods sold and operating expenses, have been eliminated. There was no impact on financial results.

3. In management's opinion, the unaudited financial statements present fairly the Company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.